Filed pursuant to Rule 424 (b)(3)
Registration No. 333-144695
PROSPECTUS
13,825,065 Shares
Common Stock

     This prospectus relates to the resale from time to time of up to 13,825,065 shares of our outstanding common stock in the aggregate, including shares of our common stock issuable upon the exercise of warrants, which were issued to the selling stockholders named in this prospectus and which may be held from time to time by such stockholders and their donees, pledgees or successors. Of the shares of common stock offered under this prospectus, 9,216,709 shares were issued in connection with a private placement of our shares to institutional and other accredited investors and 4,608,356 shares are issuable upon the exercise of warrants issued to the investors in the private placement. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders, although we may receive proceeds upon the exercise of the warrants.
     The selling stockholders may sell the shares of common stock described in this prospectus from time to time in a number of different ways and at varying prices determined at the time of sale or at negotiated prices. We provide more information about how the selling stockholders may sell their shares of common stock in the section entitled “Plan of Distribution” on page 26. We will not be paying any underwriting discounts or commissions in this offering.
     The common stock is traded on the Nasdaq Global Market under the symbol “MITI.” On August 2, 2007, the reported closing price of the common stock was $2.35 per share.

     An investment in the shares offered hereby involves a high degree of risk. Before investing in our common stock, we recommend that you carefully read this entire prospectus, including the “Risk Factors” section beginning on page 4, our annual report on Form 10-K for the year ended December 31, 2006 and the other documents we file with the Securities and Exchange Commission from time to time.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 2, 2007.

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”). The prospectus relates to 13,825,065 shares of our common stock, including 4,608,356 shares of our common stock issuable upon the exercise of warrants, which the selling stockholders named in this prospectus may sell from time to time. We will not receive any of the proceeds from these sales, except that upon any exercise of the warrants by payment of cash, we will receive the exercise price of the warrants. We have agreed to pay the expenses incurred in registering these shares, including legal and accounting fees.
     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. The selling shareholders should not make an offer of these shares in any state where the offer is not permitted. Brokers or dealers should confirm the existence of an exemption from registration or effect a registration in connection with any offer and sale of these shares.
     The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.
     You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information.”

PROSPECTUS SUMMARY
     This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the documents that we incorporate by reference into this prospectus, before making an investment decision.
MICROMET, INC.
     We are a biopharmaceutical company focusing on the development of novel, proprietary antibody-based products for cancer, inflammatory and autoimmune diseases. Three of our product candidates are currently in clinical trials, while the remainder of our product pipeline is in preclinical development. MT103, also known as MEDI-538, is the first clinical stage antibody product candidate based on our proprietary BiTE® antibody product development platform and is being evaluated in a phase 1 clinical trial for the treatment of patients with non-Hodgkins lymphoma. The BiTE antibody product development platform is based on a unique, antibody-based class of drug candidates that leverages the cytotoxic potential of T cells, in the treatment of cancer. T cells are widely recognized as some of the most powerful “killer cells” of the human immune system. We are developing MT103 in collaboration with MedImmune, Inc. Our second clinical stage product candidate is adecatumumab, also known as MT201, a recombinant human monoclonal antibody which targets EpCAM-expressing tumors. Adecatumumab has completed two phase 2a clinical trials, one in patients with breast cancer and the other in patients with prostate cancer. In addition, a phase 1b trial evaluating the safety and tolerability of adecatumumab in combination with docetaxel is currently ongoing in patients with metastatic breast cancer. We are developing adecatumumab in collaboration with Merck Serono. Our product candidate D93, also known as TRC093, a first-in-class humanized monoclonal antibody that inhibits angiogenesis and tumor cell growth by binding cleaved collagen is in phase 1 clinical trials. This product candidate is being developed by TRACON Pharmaceuticals, Inc. for treatment of patients with cancer and Age-Related Macular Degeneration (AMD) pursuant to a license agreement under which we have granted TRACON the worldwide rights to develop and commercialize D93/TRC093. For purposes of this prospectus, we have included in the term “collaborator” our licensees, such as TRACON, in addition to the counterparties to our collaboration agreements. In addition, we have established a collaboration with Nycomed A/S for the development and commercialization of MT203, our proprietary human antibody neutralizing the activity of granulocyte macrophage colony – stimulating factor (GM-CSF), which has potential applications in the treatment of inflammatory and autoimmune diseases. Further, with our BiTE antibody product development platform, we believe that we have a strong proprietary technology platform that we have used and will continue to use to generate additional antibody-based product candidates for our own product pipeline.
     Our goal is to develop products for the treatment of cancer and inflammatory and autoimmune diseases that address significant unmet medical needs. We believe that our novel antibody technologies, antibody product candidates and antibody product development expertise in these fields will continue to enable us to identify and develop promising new product opportunities for these critical markets. To date, we have incurred significant expenses and have not achieved any product revenues from sales of our product candidates.
     Each of our programs will require many years and significant costs to advance through development. Typically it takes many years from the initial identification of a lead compound to the completion of pre-clinical and clinical trials, before applying for marketing approval from the United States Food and Drug Administration, or FDA, the European Medicines Agency, or EMEA, or other equivalent international regulatory agencies. The risk that a program has to be terminated, in part or in full, for safety reasons, or lack of adequate efficacy is very high. In particular, we cannot predict which, if any, of our potential product candidates will be successfully developed or approved for marketing, nor can we predict the time and cost to complete development.
     As we obtain results from pre-clinical studies or clinical trials, we may elect not to initiate or to discontinue clinical trials for certain product candidates for safety, efficacy or commercial reasons. We may also elect to discontinue development of one or more product candidates in order to focus our resources on more promising product candidates. Our business strategy includes entering into collaborative agreements with third parties for the development and commercialization of our product candidates. Depending on the structure of such collaborative agreements, a third party may be granted control over the clinical trial process for one of our product candidates. In such a situation, the third party, rather than us, may control development and commercialization decisions for the respective product candidate. Consistent with our business model, we may enter into additional collaboration agreements in the future. We cannot predict the terms of such agreements or their potential impact on our capital requirements. Our inability to complete our research and development projects in a timely manner, or our failure to enter into new collaborative agreements, when appropriate, could significantly increase our capital requirements and affect our liquidity.

1.

     In May 2006, CancerVax Corporation completed a merger with Micromet AG, a privately-held German company, pursuant to which CancerVax’s wholly-owned subsidiary, Carlsbad Acquisition Corporation, merged with and into Micromet Holdings, Inc., a newly created parent corporation of Micromet AG. Micromet Holdings became a wholly-owned subsidiary of CancerVax and was the surviving corporation in the merger. CancerVax issued to Micromet AG stockholders and certain other security holders shares of CancerVax common stock, and CancerVax assumed all of the stock options, stock warrants and restricted stock of Micromet Holdings outstanding as of the closing of the merger, such that the former Micromet AG stockholders, option holders, warrant holders and note holders owned, as of the closing, approximately 67.5% of the combined company on a fully-diluted basis and former CancerVax stockholders, option holders and warrant holders owned, as of the closing, approximately 32.5% of the combined company on a fully-diluted basis. In connection with the merger, CancerVax was renamed “Micromet, Inc.” and our NASDAQ Global Market ticker symbol was changed to “MITI.”
     Since our inception, we have financed our operations through private placements of preferred stock, debt financing, government grants for research, license fees, milestone payments and research-contribution revenues from our collaborations with pharmaceutical companies, and, more recently, by accessing the capital resources of CancerVax through our 2006 merger with them and subsequent private placements of common stock and associated warrants. We intend to continue to seek funding through public or private financings in the future. If we are successful in raising additional funds through the issuance of equity securities, stockholders may experience substantial dilution, or the equity securities may have rights, preferences or privileges senior to existing stockholders. If we are successful in raising additional funds through debt financings, these financings may involve significant cash payment obligations and covenants that restrict our ability to operate our business. There can be no assurance that we will be successful in raising additional capital on acceptable terms, or at all. Based on our capital resources as of the date of this prospectus, we believe that we have adequate resources to fund our operations into the second quarter of 2009 at current spending levels, without considering any potential future milestone payments that we may receive under current or future collaborations, any future capital raising transactions or any drawdowns from our committed equity financing facility, or CEFF, with Kingsbridge Capital Limited.
     As described above, we have strategic collaborations with Merck Serono, MedImmune (which was recently acquired by AstraZeneca plc) and Nycomed to develop therapeutic antibodies in cancer and inflammatory and autoimmune diseases. We also have a license agreement with TRACON Pharmaceuticals for the development and commercialization of one of our clinical stage product candidates and an exclusive marketing agreement with Enzon, Inc. to market and license to third parties the companies’ respective single-chain antibody patent estates. See “Risk Factors” for a discussion of risks relating to our business and owning our capital stock.
     We were incorporated in Delaware in 1998. Our principal executive offices are located at 6707 Democracy Boulevard, Suite 505, Bethesda, Maryland 20817, and our main telephone number is (240) 752-1420. Our Web site is located on the world wide web at http://www.micromet-inc.com. We do not incorporate by reference into this prospectus the information on, or accessible through, our website, and you should not consider it as part of this prospectus.
THE OFFERING

Issuer	Micromet, Inc.

Selling Stockholders	Accredited investors who purchased shares of our common stock and warrants in a private placement in June 2007.

Securities offered	13,825,065 shares of our common stock, which includes 4,608,356 shares issuable to the selling stockholders named in this prospectus upon the exercise of the warrants.

Use of proceeds	We will not receive any proceeds from sales of the shares of common stock sold from time to time under this prospectus by the selling stockholders. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants, which will be used for general corporate purposes.

2.

Warrants	Each warrant is exercisable for shares of our common stock at an initial exercise price of $3.09 per share, subject to adjustment upon certain events. The warrants become exercisable on December 19, 2007. Each of the warrants will expire at 5:00 p.m., New York City time, on December 19, 2012.

Trading of Warrants	The common stock underlying the warrants is being registered for resale hereunder. Currently, there is no public market for the warrants, and we do not expect that any such market will develop. The warrants will not be listed on any securities exchange or included in any automated quotation system.

Risk Factors	An investment in the common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 for a discussion of certain factors that you should consider when evaluating an investment in the common stock.

NASDAQ Global Market symbol	MITI

3.

RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors described below, and all other information contained in or incorporated by reference in this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, the market price of our common stock could decline, and you could lose all or part of your investment. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations and could result in a complete loss of your investment.
Risks Relating to Our Financial Results, Financial Reporting and Need for Financing
We have a history of losses, we expect to incur substantial losses and negative operating cash flows for the foreseeable future and we may never achieve profitability.
     We have incurred losses from the inception of Micromet through March 31, 2007, and we expect to incur substantial losses for the foreseeable future. We have no current sources of material ongoing revenue, other than the reimbursement of development expenses and potential future milestone payments from our current collaborators, MedImmune, Merck Serono, TRACON Pharmaceuticals and Nycomed. We have not commercialized any products to date, either alone or with a third party collaborator. If we are not able to commercialize any products, whether alone or with a collaborator, we may not achieve profitability. Even if our collaboration agreements provide funding for a portion of our research and development expenses for some of our programs, we expect to spend significant capital to fund our internal research and development programs for the foreseeable future. As a result, we will need to generate significant revenues in order to achieve profitability. We cannot be certain whether or when this will occur because of the significant uncertainties that affect our business. Our failure to become and remain profitable may depress the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations.
We will require additional financing, which may be difficult to obtain and may dilute your ownership interest in us. If we fail to obtain the capital necessary to fund our operations, we will be unable to develop or commercialize our product candidates and our ability to operate as a going concern may be adversely affected.
     We will require substantial funds to continue our research and development programs and our future capital requirements may vary from what we expect. There are factors, many of which are outside our control, that may affect our future capital requirements and accelerate our need for additional financing. Among the factors that may affect our future capital requirements and accelerate our need for additional financing are:
•	continued progress in our research and development programs, as well as the scope of these programs;

•	our ability to establish and maintain collaborative arrangements for the discovery, research or development of product candidates;

•	the timing, receipt and amount of research funding and milestone, license, royalty and other payments, if any, from collaborators;

•	the timing, receipt and amount of sales revenues and associated royalties to us, if any, from our product candidates in the market;

•	our ability to sell shares of our common stock under our committed equity financing facility, or CEFF, with Kingsbridge Capital Limited, or Kingsbridge;

•	the costs of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other patent-related costs, including litigation costs and technology license fees;

•	costs associated with litigation; and

•	competing technological and market developments.
     We filed a shelf registration statement, declared effective by the Securities and Exchange Commission on December 9, 2004, under which we may raise up to $80 million through the sale of our common stock. This shelf registration statement became inactive in March 2006, and we may decide to activate it by filing a post-effective amendment in the future, although our ability to do so will depend on our eligibility to use a shelf registration statement at such time, under applicable SEC rules. We expect to seek additional funding through public or private financings or from new collaborators with whom we enter into research or development

4.

collaborations with respect to programs that are not currently licensed. However, the market for stock of companies in the biotechnology sector in general, and the market for our common stock in particular, is highly volatile. Due to market conditions and the status of our product development pipeline, additional funding may not be available to us on acceptable terms, or at all. Having insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern.
     If we raise additional funds through the issuance of equity securities, our stockholders may experience substantial dilution, or the equity securities may have rights, preferences or privileges senior to those of existing stockholders. If we raise additional funds through debt financings, these financings may involve significant cash payment obligations and covenants that restrict our ability to operate our business and make distributions to our stockholders. We also could elect to seek funds through arrangements with collaborators or others that may require us to relinquish rights to certain technologies, product candidates or products.
Our committed equity financing facility with Kingsbridge may not be available to us if we elect to make a draw down, may require us to make additional “blackout” or other payments to Kingsbridge and may result in dilution to our stockholders.
     In August 2006, we entered into a CEFF with Kingsbridge. The CEFF entitles us to sell and obligates Kingsbridge to purchase, from time to time until September 2009, shares of our common stock for cash consideration up to an aggregate of $25 million, subject to certain conditions and restrictions. Kingsbridge will not be obligated to purchase shares under the CEFF unless certain conditions are met, which include:
•	a minimum price for our common stock that is not less than 85% of the closing price of the day immediately preceding the applicable eight-day pricing period, but in no event less than $2.00 per share;

•	the accuracy of representations and warranties made to Kingsbridge;

•	our compliance with all applicable laws which, if we failed to so comply, would have a Material Adverse Effect (as that term is defined in the purchase agreement with Kingsbridge); and

•	the effectiveness of a registration statement registering for resale the shares of common stock to be issued in connection with the CEFF.
     Kingsbridge is permitted to terminate the CEFF by providing written notice to us upon the occurrence of certain events. If we are unable to access funds through the CEFF, or if Kingsbridge terminates the CEFF, we may be unable to access capital from other sources on favorable terms, or at all.
     We are entitled, in certain circumstances, to deliver a blackout notice to Kingsbridge to suspend the use of the resale registration statement and prohibit Kingsbridge from selling shares under the resale registration statement for a certain period of time. If we deliver a blackout notice during the fifteen trading days following our delivery of shares to Kingsbridge in connection with any draw down, then we may be required to make a payment to Kingsbridge, or issue to Kingsbridge additional shares in lieu of this payment, calculated on the basis of the number of shares purchased by Kingsbridge in the most recent draw down and held by Kingsbridge immediately prior to the blackout period and the decline in the market price, if any, of our common stock during the blackout period. If the trading price of our common stock declines during a blackout period, this blackout payment could be significant.
     In addition, if we fail to maintain the effectiveness of the resale registration statement or related prospectus in circumstances not permitted by our agreement with Kingsbridge, we may be required to make a payment to Kingsbridge, calculated on the basis of the number of shares held by Kingsbridge during the period that the registration statement or prospectus is not effective, multiplied by the decline in market price, if any, of our common stock during the ineffective period. If the trading price of our common stock declines during a period in which the resale registration statement or related prospectus is not effective, this payment could be significant.
     Should we sell shares to Kingsbridge under the CEFF or issue shares in lieu of a blackout payment, it will have a dilutive effect on the holdings of our current stockholders and may result in downward pressure on the price of our common stock. If we draw down under the CEFF, we will issue shares to Kingsbridge at a discount of 6% to 14% from the volume weighted average price of our common stock. If we draw down amounts under the CEFF when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher. Issuances in the face of a declining share price will have an even greater dilutive effect than if our share price were stable or increasing and may further decrease our share price. Moreover, the number of shares that we will be able to issue to Kingsbridge in a particular draw down may be materially reduced if our stock price declines significantly during the applicable eight-day pricing period.

5.

Our quarterly operating results and stock price may fluctuate significantly.
     We expect our results of operations to be subject to quarterly fluctuations. The level of our revenues, if any, and results of operations at any given time, will be based primarily on the following factors:
•	the status of development of our product candidates;

•	the time at which we enter into research and license agreements with strategic collaborators that provide for payments to us, and the timing and accounting treatment of payments to us, if any, under those agreements;

•	whether or not we achieve specified research, development or commercialization milestones under any agreement that we enter into with collaborators and the timely payment by commercial collaborators of any amounts payable to us;

•	the addition or termination of research programs or funding support;

•	the timing of milestone payments under license agreements, repayments of outstanding amounts under loan agreements, and other payments that we may be required to make to others; and

•	variations in the level of research and development expenses related to our product candidates or potential product candidates during any given period.
     These factors may cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.
If the estimates we make and the assumptions on which we rely in preparing our financial statements prove inaccurate, our actual results may vary significantly.
     Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges taken by us and related disclosure. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We cannot assure you that our estimates, or the assumptions underlying them, will be correct. Accordingly, our actual financial results may vary significantly from the estimates contained in our financial statements.
Changes in, or interpretations of, accounting rules and regulations could result in unfavorable accounting charges or require us to change our compensation policies.
     Accounting methods and policies for biopharmaceutical companies, including policies governing revenue recognition, expenses, accounting for stock options and in-process research and development costs are subject periodically to further review, interpretation and guidance from relevant accounting authorities, including the SEC. Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this filing.
Our operating and financial flexibility, including our ability to borrow money, is limited by certain debt arrangements.
     Our loan agreements contain certain customary events of default, which generally include, among others, non-payment of principal and interest, violation of covenants, cross defaults, the occurrence of a material adverse change in our ability to satisfy our obligations under our loan agreements or with respect to one of our lenders’ security interest in our assets and in the event we are involved in certain insolvency proceedings. Upon the occurrence of an event of default, our lenders may be entitled to, among other things, accelerate all of our obligations and sell our assets to satisfy our obligations under our loan agreements. In addition, in an event of default, our outstanding obligations may be subject to increased rates of interest.

6.

     In addition, we may incur additional indebtedness from time to time to finance acquisitions, investments or strategic alliances or capital expenditures or for other purposes. Our level of indebtedness could have negative consequences for us, including the following:
•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	payments on our indebtedness will reduce the funds that would otherwise be available for our operations and future business opportunities;

•	we may be more highly leveraged than our competitors, which may place us at a competitive disadvantage; and

•	our debt level may reduce our flexibility in responding to changing business and economic conditions.
We have determined and further received an opinion from our independent registered public accounting firm in connection with our year-end audit for 2006 that our system of internal control over financial reporting does not meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. As a result, investors could lose confidence in the reliability of our internal control over financial reporting, which could have a material adverse effect on our stock price.
     As a publicly traded company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, including Section 404 of the Sarbanes-Oxley Act of 2002. As a result of the merger between CancerVax Corporation and Micromet AG, we are in the process of upgrading the existing, and implementing additional, procedures and controls to incorporate the operations of Micromet AG, which had been a private German company prior to the merger. The process of updating the procedures and controls is requiring significant time and expense. The integration of the two companies’ finance and accounting systems, procedures and controls, and the implementation of procedures and controls at Micromet AG are more time-consuming and expensive than we previously anticipated.
     Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. In connection with the audit of our consolidated financial statements for the year ended December 31, 2006, our independent registered public accounting firm provided us with an unqualified opinion on our consolidated financial statements, but it identified material weaknesses in our internal control over financial reporting based on criteria established in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. These material weaknesses relate to certain of our estimation and accrual processes, procedures relating to analysis and recording of revenue transactions with unusual terms, and an insufficient level of management review due to lack of resources. These weaknesses resulted, in part, from our inability to sufficiently upgrade our existing procedures and controls and to implement new procedures and controls to integrate the operations of Micromet AG prior to December 31, 2006. Because of these material weaknesses in our internal control over financial reporting, there is heightened risk that a material misstatement of our annual or quarterly financial statements will not be prevented or detected.
     We are in the process of expanding our internal resources and implementing additional procedures in order to remediate these material weaknesses in our internal control over financial reporting; however, we cannot guarantee that these efforts will be successful. If we do not adequately remedy these material weaknesses, and if we fail to maintain proper and effective internal control over financial reporting in future periods, our ability to provide timely and reliable financial results could suffer, and investors could lose confidence in our reported financial information, which may have a material adverse effect on our stock price.
Risks Relating to Our Common Stock
Substantial sales of shares may adversely impact the market price of our common stock and our ability to issue and sell shares in the future.
     Substantially all of the outstanding shares of our common stock are, or upon the effectiveness of the registration statement of which this prospectus is a part, will be, eligible for resale in the public market. A significant portion of these shares is held by a small number of stockholders. We have also registered shares of our common stock that we may issue under our equity incentive compensation plans and our employee stock purchase plan. These shares generally can be freely sold in the public market upon issuance. If our stockholders sell substantial amounts of our common stock, the market price of our common stock may decline, which might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We are unable to predict the effect that sales of our common stock may have on the prevailing market price of our common stock.

7.

Our stock price may be volatile, and you may lose all or a substantial part of your investment.
     The market price for our common stock is volatile and may fluctuate significantly in response to a number of factors, a number of which we cannot control. Among the factors that could cause material fluctuations in the market price for our common stock are:
•	our ability to upgrade and implement our disclosure controls and our internal control over financial reporting;

•	our ability to successfully raise capital to fund our continued operations;

•	our ability to successfully develop our product candidates within acceptable timeframes;

•	changes in the regulatory status of our product candidates;

•	changes in significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

•	the execution of new contracts or termination of existing contracts related to our clinical or preclinical product candidates or our BiTE technology platform;

•	announcements of the invalidity of, or litigation relating to, our key intellectual property;

•	announcements of the achievement of milestones in our agreements with collaborators or the receipt of payments under those agreements;

•	announcements of the results of clinical trials by us or by companies with product candidates in the same therapeutic category as our product candidates;

•	events affecting our collaborators;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	announcements of new products or technologies, clinical trial results, commercial relationships or other events by us, our collaborators or our competitors;

•	our ability to successfully complete sublicensing arrangements with respect to our product candidates;

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance or product development timelines;

•	changes in accounting principles;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of key personnel; and

•	discussions of Micromet or our stock price by the financial and scientific press and online investor communities such as chat rooms.
If our officers and directors choose to act together, they can significantly influence our management and operations in a manner that may be in their best interests and not in the best interests of other stockholders.
     Our officers and directors, together with their affiliates, collectively own an aggregate of approximately 31% of our outstanding common stock, and, as a result, may significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders, and this group may act in a manner that advances their best interests and not necessarily those of other stockholders.
Our stockholder rights plan, anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

8.

Our stockholder rights plan and provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. The provisions in our amended and restated certificate of incorporation and amended and restated bylaws include:
•	dividing our board of directors into three classes serving staggered three-year terms;

•	prohibiting our stockholders from calling a special meeting of stockholders;

•	permitting the issuance of additional shares of our common stock or preferred stock without stockholder approval;

•	prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or amended and restated bylaws except with 66 2/3% stockholder approval; and

•	requiring advance notice for raising matters of business or making nominations at stockholders’ meetings.
     We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our board of directors.
We may become involved in securities class action litigation that could divert management’s attention and harm our business and our insurance coverage may not be sufficient to cover all costs and damages.
     The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical and biotechnology companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business.
Risks Relating to Our Collaborations and Clinical Programs
We are dependent on collaborators for the development and commercialization of many of our product candidates. If we lose any of these collaborators, or if they fail or incur delays in the development or commercialization of our current and future product candidates, our operating results would suffer.
     The success of our strategy for development and commercialization of our product candidates depends upon our ability to form and maintain productive strategic collaborations and license arrangements. We currently have strategic collaborations or license arrangements with MedImmune, Merck Serono, TRACON Pharmaceuticals and Nycomed. We expect to enter into additional collaborations and license arrangements in the future. Our existing and any future collaborations and licensed programs may not be scientifically or commercially successful. The risks that we face in connection with these collaborations and licensed programs include the following:
•	Each of our collaborators has significant discretion in determining the efforts and resources that it will apply to the collaboration. The timing and amount of any future royalty and milestone revenue that we may receive under such collaborative and licensing arrangements will depend on, among other things, such collaborator’s efforts and allocation of resources.

•	All of our strategic collaboration and license agreements are for fixed terms and are subject to termination under various circumstances, including, in some cases, on short notice without cause. If any of our collaborative partners were to terminate its agreement with us, we may attempt to identify and enter into an agreement with a new collaborator with respect to the product candidate covered by the terminated agreement. If we are not able to do so, we may not have the funds or capability to undertake the development, manufacturing and commercialization of that product candidate, which could result in a discontinuation or delay of the development of that product candidate.

•	Our collaborators may develop and commercialize, either alone or with others, products and services that are similar to or competitive with the product candidates and services that are the subject of their collaborations with us or programs licensed from us.

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•	Our collaborators may discontinue the development of our product candidates in specific indications, for example as a result of their assessment of the results obtained in clinical trials, or fail to initiate the development in indications that have a significant commercial potential.

•	Pharmaceutical and biotechnology companies from time to time re-evaluate their research and development priorities, including in connection with mergers and consolidations, which have been common in recent years in these industries. The ability of our partnered product candidates to reach their potential could be limited if, as a result of such changes, our collaborators decrease or fail to increase spending related to such product candidates, or decide to discontinue the development of our product candidates and terminate their collaboration or license agreement with us.

In June 2007, our collaborator MedImmune was acquired by AstraZeneca plc. If MedImmune or AstraZeneca were to perform a review of their development programs and re-evaluate their priorities in the development of their product candidates, this could result in a delay in the development of and the commercialization of our product candidate MT103, the CEA BiTE molecule, or the EphA2 BiTE molecule that in each case we are developing in collaboration with MedImmune, or in a termination of one or both of the collaboration agreements we have with MedImmune. In the event of such a termination, we may not be able to identify and enter into a collaboration agreement for our MedImmune- partnered product candidates with another pharmaceutical company on terms favorable to us or at all, and we may not have sufficient financial resources to continue the development program for our MedImmune- partnered product candidates on our own. As a result, we may incur delays in the development for our MedImmune-partnered product candidates following any potential termination of the collaboration agreement with MedImmune, or we may need to reallocate financial resources that may cause delays in other development programs for our other product candidates.

Similarly, in January 2007, our collaborator Serono announced that it was acquired by Merck KGaA to form Merck Serono. If Merck Serono re-evaluates its priorities in the development of its product candidates, this could result in a delay in the development and the launch of adecatumumab (if successfully developed and approved for commercial sale) or termination of the collaboration agreement with us. We may not be able to identify and enter into a collaboration agreement for adecatumumab with another pharmaceutical company, and we may not have sufficient financial resources to continue the development program on our own. As a result, we could be required to delay or abandon the development of adecatumumab following any termination of the collaboration agreement with Merck Serono.
We may not be successful in establishing additional strategic collaborations, which could adversely affect our ability to develop and commercialize product candidates.
     As an integral part of our ongoing research and development efforts, we periodically review opportunities to establish new collaborations for development and commercialization of new BiTE molecules or existing product candidates in our development pipeline. We face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. We may not be successful in our efforts to establish additional collaborations or other alternative arrangements. Even if we are successful in our efforts to establish a collaboration, the terms of the agreement may not be favorable to us. Finally, such collaborations or other arrangements may not result in successful products and associated revenue from milestone payments, royalties or profit share payments.
If the combination of adecatumumab (MT201) with cytotoxics, such as docetaxel, is not tolerable or safe, if higher serum levels of adecatumumab cannot be administered safely, or if sufficient anti-tumor activity cannot be shown, we and our collaborator Merck Serono may decide to abandon all or part of the development program, and we could experience a material adverse impact on our results of operations.
     We previously have reported that the phase 2 clinical trials of adecatumumab did not reach their respective primary endpoint in patients with metastatic breast cancer (clinical benefit rate at week 24) and in patients with prostate cancer (mean change in prostate specific antigen, compared to placebo control). We have also reported that we are continuing the development of adecatumumab in a clinical trial in combination with docetaxel with escalating doses of adecatumumab to investigate the tolerability and the safety of this combination. We have also reported that we, in collaboration with Merck Serono, are planning to start a new phase 1 monotherapy study for the treatment of patients with solid tumors estimated to begin in 2007. If the combination of adecatumumab with docetaxel

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proves not to be tolerable or safe or if no higher serum levels of adecatumumab compared to previous clinical trials can be administered safely or if sufficient anti-tumor activity cannot be shown, we and our collaborator Merck Serono may decide to abandon all or part of the development program of adecatumumab and as a result we may experience a material adverse impact on our results of operations.
We previously terminated three phase 1 trials involving short-term infusion regimens of MT103 due to adverse side effects and a lack of perceived tumor response, and there can be no assurance that our current continuous infusion phase 1 clinical trial of MT103 will produce a different outcome.
     In April 2004, we initiated a phase 1, dose finding clinical trial designed to evaluate the safety and tolerability of a continuous intravenous infusion of MT103 over 4-8 weeks at different dose levels in patients with relapsed non-Hodgkin’s lymphoma. We previously terminated three other phase 1 clinical trials for MT103, which involved a short-term infusion, as opposed to a continuous infusion dosing regimen of MT103, due to adverse side effects and the lack of observed tumor responses. We have redesigned the dosing regimen for our ongoing phase 1 clinical trial and, based upon the preliminary clinical data, we currently are seeing a considerably more favorable safety profile in response to the new continuous infusion dosing regimen. We have also seen objective tumor responses at the 15 µg/m2 per day dose level with the continuous infusion regimen and are continuing the dose escalation in accordance with the clinical trial protocal. While this preliminary data suggest that MT103 has anti-tumor activity, there can be no assurance that we will not encounter unacceptable adverse events during the continued dose escalation of our ongoing, continuous-infusion phase 1 clinical trial or that the preliminary suggestion of anti-tumor activity will be confirmed during the ongoing or any future study.
Changes in the laws or regulations of the United States or Cuba related to the conduct of our business with CIMAB may adversely affect our ability to sublicense or otherwise transfer our rights to SAI-EGF and our two other product candidates that we have licensed from that company.
     The United States government has maintained an embargo against Cuba for more than 40 years. The embargo is administered by the Office of Foreign Assets Control, or OFAC, of the U.S. Department of Treasury. Without a license from OFAC, U.S. individuals and companies may not engage in any transaction in which Cuba or Cubans have an interest. In order to enter into and carry out our licensing agreements with CIMAB S.A., a Cuban company, we have obtained from OFAC a license authorizing us to carry out all transactions set forth in the license agreements that we have entered into with CIMAB for the development, testing, licensing and commercialization of our product candidate SAI-EGF, and with CIMAB and its affiliate YM BioSciences, Inc., a Canadian company, for our two other product candidates that target the EGF receptor signaling pathway. In the absence of such a license from OFAC, the execution of and our performance under these agreements could have exposed us to legal and criminal liability. At any time, there may occur for reasons beyond our control a change in United States or Cuban law, or in the regulatory environment in the U.S. or Cuba, or a shift in the political attitudes of either the U.S. or Cuban governments, that could result in the suspension or revocation of our OFAC license or in our inability to carry out part or all of the licensing agreements with CIMAB. There can be no assurance that the U.S. or Cuban governments will not modify existing law or establish new laws or regulations that may adversely affect our ability to develop, test, license and commercialize these product candidates. Our OFAC license may be revoked or amended at anytime in the future, or the U.S. or Cuban governments may restrict our ability to carry out all or part of our respective duties under the licensing agreements between us, CIMAB and YM BioSciences. Similarly, any such actions may restrict CIMAB’s ability to carry out all or part of its licensing agreements with us. In addition, we cannot be sure that the FDA, EMEA or other regulatory authorities will accept data from the clinical trials of these product candidates that were conducted in Cuba as the basis for our applications to conduct additional clinical trials, or as part of our application to seek marketing authorizations for such product candidates.
     In 1996, a significant change to the United States embargo against Cuba resulted from congressional passage of the Cuban Liberty and Democratic Solidarity Act, also known as the Helms-Burton Bill. That law authorizes private lawsuits for damages against anyone who traffics in property confiscated, without compensation, by the government of Cuba from persons who at the time were, or have since become, nationals of the United States. We do not own any property in Cuba and do not believe that any of CIMAB’s properties or any of the scientific centers that are or have been involved in the development of the technology that we have licensed from CIMAB were confiscated by the government of Cuba from persons who at the time were, or who have since become, nationals of the U.S. However, there can be no assurance that our understanding in this regard is correct. We do not intend to traffic in confiscated property, and we have included provisions in our licensing agreements to preclude the use of such property in association with the performance of CIMAB’s obligations under those agreements, although we cannot ensure that CIMAB or other third parties will comply with these provisions.

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     As part of our interactions with CIMAB, we are subject to the U.S. Commerce Department’s export administration regulations that govern the transfer of technology to foreign nationals. Specifically, we or our sublicensees, if any, will require a license from the Commerce Department’s Bureau of Industry and Security, or BIS, in order to export or otherwise transfer to CIMAB any information that constitutes technology under the definitions of the Export Administration Regulations, or EAR, administered by BIS. The export licensing process may take months to be completed, and the technology transfer in question may not take place unless and until a license is granted by the Commerce Department. Due to the unique status of the Republic of Cuba, technology that might otherwise be transferable to a foreign national without a Commerce Department license requires a license for export or transfer to a Cuban national. If we or our sublicensees fail to comply with the export administration regulations, we may be subject to both civil and criminal penalties. There can be no guarantee that any license application will be approved by BIS or that a license, once issued, will not be revoked, modified, suspended or otherwise restricted for reasons beyond our control due to a change in U.S.-Cuba policy or for other reasons.
Risks Relating to Our Operations, Business Strategy, and the Life Sciences Industry
We face substantial competition, which may result in our competitors discovering, developing or commercializing products before or more successfully than we do.
     Our product candidates face competition with existing and new products being developed by biotechnology and pharmaceutical companies, as well as universities and other research institutions. For example, research in the fields of antibody-based therapeutics for the treatment of cancer, and autoimmune and inflammatory diseases, is highly competitive. A number of entities are seeking to identify and patent antibodies, potentially active proteins and other potentially active compounds without specific knowledge of their therapeutic functions. Our competitors may discover, characterize and develop important inducing molecules or genes in advance of us.
     Many of our competitors have substantially greater capital resources, research and development staffs and facilities than we have. Efforts by other biotechnology and pharmaceutical companies could render our programs or product candidates uneconomical or result in therapies that are superior to those that we are developing alone or with a collaborator. We and our collaborators face competition from companies that may be more experienced in product development and commercialization, obtaining regulatory approvals and product manufacturing. As a result, they may develop competing products more rapidly and at a lower cost, or may discover, develop and commercialize products, which render our product candidates non-competitive or obsolete. We expect competition to intensify in antibody research as technical advances in the field are made and become more widely known.
We may not be successful in our efforts to expand our portfolio of product candidates.
     A key element of our strategy is to discover, develop and commercialize a portfolio of new drugs. We are seeking to do so through our internal research programs and in-licensing activities. A significant portion of the research that we are conducting involves new and unproven technologies. Research programs to identify new disease targets and product candidates require substantial technical, financial and human resources regardless of whether or not any suitable candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates suitable for clinical development. If we are unable to discover suitable potential product candidates, develop additional delivery technologies through internal research programs or in-license suitable product candidates or delivery technologies on acceptable business terms, our business prospects will suffer.
The product candidates in our pipeline are in early stages of development and our efforts to develop and commercialize these product candidates are subject to a high risk of delay and failure. If we fail to successfully develop our product candidates, our ability to generate revenues will be substantially impaired.
     The process of successfully developing product candidates for the treatment of human diseases is very time-consuming, expensive and unpredictable and there is a high rate of failure for product candidates in preclinical development and in clinical trials. The preclinical studies and clinical trials may produce negative, inconsistent or inconclusive results, and the results from early clinical trials may not be statistically significant or predictive of results that will be obtained from expanded, advanced clinical trials. Further, we or our collaborators may decide, or regulators may require us, to conduct preclinical studies or clinical trials in addition to those planned by us or our collaborators, which may be expensive or could delay the time to market for our product candidates. In addition, we do not know whether the clinical trials will result in marketable products.

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     All of our product candidates are in early stages of clinical and pre-clinical development, so we will require substantial additional financial resources, as well as research, product development and clinical development capabilities, to pursue the development of these product candidates, and we may never develop an approvable or commercially viable product.
     We do not know whether our planned preclinical development or clinical trials for our product candidates will begin on time or be completed on schedule, if at all. The timing and completion of clinical trials of our product candidates depend on, among other factors, the number of patients that will be required to enroll in the clinical trials, the inclusion and exclusion criteria used for selecting patients for a particular clinical trial, and the rate at which those patients are enrolled. Any increase in the required number of patients, tightening of selection criteria, or decrease in recruitment rates or difficulties retaining study participants may result in increased costs, delays in the development of the product candidate, or both.
     Since our product candidates may have different efficacy profiles in certain clinical indications, sub-indications or patient profiles, an election by us or our collaborators to focus on a particular indication, sub-indication or patient profile may result in a failure to capitalize on other potentially profitable applications of our product candidates.
     Our product candidates may not be effective in treating any of our targeted diseases or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit their commercial use. Institutional review boards or regulators, including the FDA and the EMEA, may hold, suspend or terminate our clinical research or the clinical trials of our product candidates for various reasons, including non-compliance with regulatory requirements or if, in their opinion, the participating subjects are being exposed to unacceptable health risks, or if additional information may be required for the regulatory authority to assess the proposed development activities. Further, regulators may not approve study protocols at all or in a timeframe anticipated by us if they believe that the study design or the mechanism of action of our product candidates poses an unacceptable health risk to study participants.
     We have limited financial and managerial resources. These limitations require us to focus on a select group of product candidates in specific therapeutic areas and to forego the exploration of other product opportunities. While our technologies may permit us to work in multiple areas, resource commitments may require trade-offs resulting in delays in the development of certain programs or research areas, which may place us at a competitive disadvantage. Our decisions as to resource allocation may not lead to the development of viable commercial products and may divert resources away from other market opportunities, which would otherwise have ultimately proved to be more profitable.
We rely heavily on third parties for the conduct of preclinical and clinical studies of our product candidates, and we may not be able to control the proper performance of the studies or trials.
     In order to obtain regulatory approval for the commercial sale of our product candidates, we and our collaborators are required to complete extensive preclinical studies as well as clinical trials in humans to demonstrate to the FDA, EMEA and other regulatory authorities that our product candidates are safe and effective. We have limited experience and internal resources for conducting certain preclinical studies and clinical trials and rely primarily on collaborators and contract research organizations for the performance and management of certain preclinical studies and clinical trials of our product candidates. If our collaborators or contractors fail to properly perform their contractual or regulatory obligations with respect to conducting or overseeing the performance of our preclinical studies or clinical trials, the completion of these studies or trials may be delayed, or the results may not be useable and the studies or trials may have to be repeated. Any of these events could delay or create additional costs in the development of our product candidates and could adversely affect our and our collaborators’ ability to market a product after marketing approvals have been obtained.
Even if we complete the lengthy, complex and expensive development process, there is no assurance that we or our collaborators will obtain the regulatory approvals necessary for the launch and commercialization of our product candidates.
     To the extent that we or our collaborators are able to successfully complete the clinical development of a product candidate, we or our collaborators will be required to obtain approval by the FDA, EMEA or other regulatory authorities prior to marketing and selling such product candidate in the United States, the European Union or other countries.
     The process of preparing and filing applications for regulatory approvals with the FDA, EMEA and other regulatory authorities, and of obtaining the required regulatory approvals from these regulatory authorities is lengthy and expensive, and may require two years or more. This process is further complicated because some of our product candidates use non-traditional or novel materials in

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non-traditional or novel ways, and the regulatory officials have little precedent to follow. Moreover, an unrelated biotech company recently observed multiple severe adverse reactions in a phase 1 trial of an antibody that stimulates T cells. This development could cause the FDA and EMEA or other regulatory authorities to require additional preclinical data or certain precautions in the designs of clinical protocols that could cause a delay in the development of our BiTE product candidates or make the development process more expensive.
     Any marketing approval by the FDA, EMEA or other regulatory authorities may be subject to limitations on the indicated uses for which we or our collaborators may market the product candidate. These limitations could restrict the size of the market for the product and affect reimbursement levels by third-party payers.
     As a result of these factors, we or our collaborators may not successfully begin or complete clinical trials and launch and commercialize any product candidates in the time periods estimated, if at all. Moreover, if we or our collaborators incur costs and delays in development programs or fail to successfully develop and commercialize products based upon our technologies, we may not become profitable and our stock price could decline.
We and our collaborators are subject to governmental regulations other than those imposed by the FDA and EMEA, and we or our collaborators may not be able to comply with these regulations. Any non-compliance could subject us or our collaborators to penalties and otherwise result in the limitation of our or our collaborators’ operations.
     In addition to regulations imposed by the FDA, EMEA and other health regulatory authorities, we and our collaborators are subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Research Conservation and Recovery Act, as well as regulations administered by the Nuclear Regulatory Commission, national restrictions on technology transfer, import, export and customs regulations and certain other local, state or federal regulations, or their counterparts in Europe and other countries. From time to time, other governmental agencies and legislative or international governmental bodies have indicated an interest in implementing further regulation of biotechnology applications. We are not able to predict whether any such regulations will be adopted or whether, if adopted, such regulations will apply to our or our collaborators’ business, or whether we or our collaborators would be able to comply, without incurring unreasonable expense, or at all, with any applicable regulations.
Our growth could be limited if we are unable to attract and retain key personnel and consultants.
     We have limited experience in filing and prosecuting regulatory applications to obtain marketing approval from the FDA, EMEA or other regulatory authorities. Our success depends on the ability to attract, train and retain qualified scientific and technical personnel, including consultants, to further our research and development efforts. The loss of services of one or more of our key employees or consultants could have a negative impact on our business and operating results. Locating candidates with the appropriate qualifications can be difficult, and we may not be able to attract and retain sufficient numbers of highly skilled employees.
     Any growth and expansion into areas and activities that may require additional personnel or expertise, such as in regulatory affairs and compliance, would require us to either hire new key personnel or obtain such services from a third party. The pool of personnel with the skills that we require is limited, and we may not be able to hire or contract such additional personnel.
If our third-party manufacturers do not follow current good manufacturing practices or do not maintain their facilities in accordance with these practices, our product development and commercialization efforts may be harmed.
     Product candidates used in clinical trials or sold after marketing approval has been obtained must be manufactured in accordance with current good manufacturing practices regulations. There are a limited number of manufacturers that operate under these regulations, including the FDA’s and EMEA’s good manufacturing practices regulations, and that are capable of manufacturing our product candidates. Third-party manufacturers may encounter difficulties in achieving quality control and quality assurance and may experience shortages of qualified personnel. Also, manufacturing facilities are subject to ongoing periodic, unannounced inspection by the FDA, the EMEA, and other regulatory agencies or authorities, to ensure strict compliance with current good manufacturing practices and other governmental regulations and standards. A failure of third-party manufacturers to follow current good manufacturing practices or other regulatory requirements and to document their adherence to such practices may lead to significant delays in the availability of product candidates for use in a clinical trial or for commercial sale, the termination of, or hold on a clinical trial, or may delay or prevent filing or approval of marketing applications for our product candidates. In addition, as a result of such a failure, we could be subject to sanctions, including fines, injunctions and civil penalties, refusal or delays by regulatory authorities to

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grant marketing approval of our product candidates, suspension or withdrawal of marketing approvals, seizures or recalls of product candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business. If we were required to change manufacturers, it may require additional clinical trials and the revalidation of the manufacturing process and procedures in accordance with applicable current good manufacturing practices and may require FDA or EMEA approval. This revalidation may be costly and time-consuming. If we are unable to arrange for third-party manufacturing of our product candidates, or to do so on commercially reasonable terms, we may not be able to complete development or marketing of our product candidates.
Even if regulatory authorities approve our product candidates, we may fail to comply with ongoing regulatory requirements or experience unanticipated problems with our product candidates, and these product candidates could be subject to restrictions or withdrawal from the market following approval.
     Any product candidates for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical trials and promotional activities for such product candidates, will be subject to continual review and periodic inspections by the FDA, EMEA and other regulatory authorities. Even if regulatory approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Post-approval discovery of previously unknown problems with any approved products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, difficulties with a manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such approved products or manufacturing processes, withdrawal of the approved products from the market, voluntary or mandatory recall, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.
The procedures and requirements for granting marketing approvals vary among countries, which may cause us to incur additional costs or delays or may prevent us from obtaining marketing approvals in different countries and regulatory jurisdictions.
     We intend to market our product candidates in many countries and regulatory jurisdictions. In order to market our product candidates in the United States, the European Union and many other jurisdictions, we must obtain separate regulatory approvals in each of these countries and territories. The procedures and requirements for obtaining marketing approval vary among countries and regulatory jurisdictions, and can involve additional clinical trials or other tests. Also, the time required to obtain approval may differ from that required to obtain FDA and EMEA approval. The various regulatory approval processes may include all of the risks associated with obtaining FDA and EMEA approval. We may not obtain all of the desirable or necessary regulatory approvals on a timely basis, if at all. Approval by a regulatory authority in a particular country or regulatory jurisdiction, such as the FDA in the United States and the EMEA in the European Union, generally does not ensure approval by a regulatory authority in another country. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our product candidates in any or all of the countries or regulatory jurisdictions in which we desire to market our product candidates.
If we fail to obtain an adequate level of reimbursement for any approved products by third-party payers, there may be no commercially viable markets for these products or the markets may be much smaller than expected. The continuing efforts of the government, insurance companies, managed care organizations and other payers of health care costs to contain or reduce costs of healthcare may adversely affect our ability to generate revenues and achieve profitability, the future revenues and profitability of our potential customers, suppliers and collaborators, and the availability of capital.
     Our ability to commercialize our product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate reimbursement levels for the price charged for our product candidates and related treatments. The efficacy, safety and cost-effectiveness of our product candidates as well as the efficacy, safety and cost-effectiveness of any competing products will determine in part the availability and level of reimbursement. These third-party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for healthcare products and services. Given recent federal and state government initiatives directed at lowering the total cost of healthcare in the United States, the U.S. Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. In certain countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct clinical trials that compare the cost-effectiveness of our product candidates to other available therapies. If reimbursement for our product candidates were unavailable or limited in scope or amount or if reimbursement levels or prices are set at unsatisfactory levels, our projected and actual revenues and our prospects for profitability would be negatively affected.

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     Another development that may affect the pricing of drugs in the United States is regulatory action regarding drug reimportation into the United States. The Medicare Prescription Drug, Improvement and Modernization Act of 2003, which became law in December 2003, requires the Secretary of the U.S. Department of Health and Human Services to promulgate regulations allowing drug reimportation from Canada into the United States under certain circumstances. These provisions will become effective only if the Secretary certifies that such imports will pose no additional risk to the public’s health and safety and result in significant cost savings to consumers. Proponents of drug reimportation may also attempt to pass legislation that would remove the requirement for the Secretary’s certification or allow reimportation under circumstances beyond those anticipated under current law. If legislation is enacted, or regulations issued, allowing the reimportation of drugs, it could decrease the reimbursement we would receive for any product candidates that we may commercialize, or require us to lower the price of our product candidates then on the market that face competition from lower-priced supplies of that product from other countries. These factors would negatively affect our projected and actual revenues and our prospects for profitability.
If physicians and patients do not accept the product candidates that we may develop, our ability to generate product revenue in the future will be adversely affected.
     Our product candidates, if successfully developed and approved by the regulatory authorities, may not gain market acceptance among physicians, healthcare payers, patients and the medical community. Market acceptance of and demand for any product candidate that we may develop will depend on many factors, including:
•	our ability to provide acceptable evidence of safety and efficacy;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects;

•	availability of alternative treatments;

•	cost effectiveness;

•	effectiveness of our marketing and pricing strategy for any product candidates that we may develop;

•	publicity concerning our product candidates or competitive products; and

•	our ability to obtain third-party coverage or reimbursement.
          If any product candidates for which we may receive marketing approval fail to gain market acceptance, our ability to generate product revenue in the future will be adversely affected.
We face the risk of product liability claims and may not be able to obtain insurance.
     Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing, and marketing of drugs and related devices. Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. We may not be able to obtain or maintain adequate protection against potential liabilities. If any of our product candidates are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at acceptable cost or on acceptable terms with adequate coverage or otherwise protect ourselves against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity or reduced acceptance of our product candidates in the market.
Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive.
     Our research and development activities involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We are subject in the United States to a variety of federal, state and local regulations, and in Europe to European, national, state and local regulations, relating to the use, handling, storage and disposal of these materials. We generally contract with third parties for the disposal of such substances and store certain low-level radioactive waste at our facility until the materials are no longer considered radioactive. We cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations. If an accident or contamination occurred, we would likely incur significant costs associated with civil penalties or criminal fines and in complying with environmental laws and regulations. We do not have any insurance for liabilities arising from hazardous materials. Compliance with environmental laws and regulations is expensive, and current or future environmental regulation may impair our research, development or production efforts.

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Risks Relating to Our Intellectual Property and Litigation
We may not be able to obtain or maintain adequate patents and other intellectual property rights to protect our business and product candidates against competitors.
     Our value will be significantly enhanced if we are able to obtain adequate patents and other intellectual property rights to protect our business and product candidates against competitors. For that reason, we allocate significant financial and personnel resources to the filing, prosecution, maintenance and defense of patent applications, patents and trademarks claiming or covering our product candidates and key technology relating to these product candidates.
     To date, we have sought to protect our proprietary positions related to our important proprietary technology, inventions and improvements by filing of patent applications in the U.S., Europe and other jurisdictions. Because the patent position of pharmaceutical and biopharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty, and we cannot be certain that patents will be issued on pending or future patent applications that cover our product candidates and technologies. Claims could be restricted in prosecution that might lead to a scope of protection which is of minor value for a particular product candidate. Patents, if issued, may be challenged and sought to be invalidated by third parties in litigation. In addition, U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings in the U.S. Patent and Trademark Office. European patents may be subject to opposition proceedings in the European Patent Office. Patents might be invalidated in national jurisdictions. Similar proceedings may be available in countries outside of Europe or the U.S. These proceedings could result in either a loss of the patent or a denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. Thus, any patents that we own or license from others may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding could result in a third party receiving the patent rights sought by us, which in turn could affect our ability to market a potential product or product candidate to which that patent filing was directed. Our pending patent applications, those that we may file in the future, or those that we may license from third parties may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed, which fall outside the scope of our patents. Products or technology could also be copied by competitors after expiration of the patent life.
     We rely on third-party payment services for the payment of foreign patent annuities and other fees. Non-payment or delay in payment of such fees, whether intentional or unintentional, may result in loss of patents or patent rights important to our business.
We may incur substantial costs enforcing our patents against third parties. If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features that may reduce demand for our potential products.
     We own or control a substantial portfolio of issued patents. From time to time, we may become aware of third parties that undertake activities that infringe on our patents. We may decide to grant those third parties a license under our patents, or to enforce the patents against those third parties by pursuing an infringement claim in litigation. If we initiate patent infringement litigation, it could consume significant financial and management resources, regardless of the merit of the claims or the outcome of the litigation. The outcome of patent litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party, especially in biotechnology-related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could harm our ability to compete in the marketplace.
     Our ability to enforce our patents may be restricted under applicable law. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. For example, compulsory licenses may be required in cases where the patent owner has failed to “work” the invention in that country, or the third-party has patented improvements. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive

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enforcement of patent and other intellectual property rights, which makes it difficult to stop infringement. In addition, our ability to enforce our patent rights depends on our ability to detect infringement. It is difficult to detect infringers who do not advertise the compounds that are used in their products or the methods they use in the research and development of their products. If we are unable to enforce our patents against infringers, it could have a material adverse effect on our competitive position, results of operations and financial condition.
If we are not able to protect and control our unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm.
     We rely on proprietary trade secrets and unpatented know-how to protect our research, development and manufacturing activities and maintain our competitive position, particularly when we do not believe that patent protection is appropriate or available. However, trade secrets are difficult to protect. We attempt to protect our trade secrets and unpatented know-how by requiring our employees, consultants and advisors to execute confidentiality and non-use agreements. We cannot guarantee that these agreements will provide meaningful protection, that these agreements will not be breached, that we will have an adequate remedy for any such breach, or that our trade secrets or proprietary know-how will not otherwise become known or independently developed by a third party. Our trade secrets, and those of our present or future collaborators that we utilize by agreement, may become known or may be independently discovered by others, which could adversely affect the competitive position of our product candidates. If any trade secret, know-how or other technology not protected by a patent or intellectual property right were disclosed to, or independently developed by a competitor, our business, financial condition and results of operations could be materially adversely affected.
If third parties claim that our product candidates or technologies infringe their intellectual property rights, we may become involved in expensive patent litigation, which could result in liability for damages or require us to stop our development and commercialization of our product candidates after they have been approved and launched in the market, or we could be forced to obtain a license and pay royalties under unfavorable terms.
     Our commercial success will depend in part on not infringing the patents or violating the proprietary rights of third parties. Competitors or third parties may obtain patents that may claim the composition, manufacture or use of our product candidates, or the technology required to perform research and development activities relating to our product candidates.
     From time to time we receive correspondence inviting us to license patents from third parties. While we believe that our pre-commercialization activities fall within the scope of an available exemption against patent infringement provided in the United States by 35 U.S.C. § 271(e) and by similar research exemptions in Europe, claims may be brought against us in the future based on patents held by others. Also, we are aware of patents and other intellectual property rights of third parties relating to our areas of practice, and we know that others have filed patent applications in various countries that relate to several areas in which we are developing product candidates. Some of these patent applications have already resulted in patents and some are still pending. The pending patent applications may also result in patents being issued. In addition, the publication of patent applications occurs with a certain delay after the date of filing, so we may not be aware of all relevant patent applications of third parties at a given point in time. Further, publication of discoveries in the scientific or patent literature often lags behind actual discoveries, so we may not be able to determine whether inventions claimed in patent applications of third parties have been made before or after the date on which inventions claimed in our patent applications and patents have been made. All issued patents are entitled to a presumption of validity in many countries, including the United States and many European countries. Issued patents held by others may therefore limit our freedom to operate unless and until these patents expire or are declared invalid or unenforceable in a court of applicable jurisdiction.
     We and our collaborators may not have rights under some patents that may cover the composition of matter, manufacture or use of product candidates that we seek to develop and commercialize, drug targets to which our product candidates bind, or technologies that we use in our research and development activities. As a result, our ability to develop and commercialize our product candidates may depend on our ability to obtain licenses or other rights under these patents. The third parties who own or control such patents may be unwilling to grant those licenses or other rights to us or our collaborators under terms that are commercially viable or at all. Third parties who own or control these patents could bring claims based on patent infringement against us or our collaborators and seek monetary damages and to enjoin further clinical testing, manufacturing and marketing of the affected product candidates or products. There has been, and we believe that there will continue to be, significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. If a third party sues us for patent infringement, it could consume significant financial and management resources, regardless of the merit of the claims or the outcome of the litigation.

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     If a third party brings a patent infringement suit against us and we do not settle the patent infringement suit and are not successful in defending against the patent infringement claims, we could be required to pay substantial damages or we or our collaborators could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is claimed by the third party’s patent. We or our collaborators may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. However, there can be no assurance that any such license will be available on acceptable terms or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product candidate, or forced to cease some aspect of our business operations as a result of patent infringement claims, which could harm our business.
Our success depends on our ability to maintain and enforce our licensing arrangements with various third party licensors.
     We are party to intellectual property licenses and agreements that are important to our business, and we expect to enter into similar licenses and agreements in the future. These licenses and agreements impose various research, development, commercialization, sublicensing, milestone and royalty payment, indemnification, insurance and other obligations on us. If we or our collaborators fail to perform under these agreements or otherwise breach obligations thereunder, our licensors may terminate these agreements and we could lose licenses to intellectual property rights that are important to our business. Any such termination could materially harm our ability to develop and commercialize the product candidate that is the subject of the agreement, which could have a material adverse impact on our results of operations.
If licensees or assignees of our intellectual property rights breach any of the agreements under which we have licensed or assigned our intellectual property to them, we could be deprived of important intellectual property rights and future revenue.
     We are a party to intellectual property out-licenses, collaborations and agreements that are important to our business, and we expect to enter into similar agreements with third parties in the future. Under these agreements, we license or transfer intellectual property to third parties and impose various research, development, commercialization, sublicensing, royalty, indemnification, insurance, and other obligations on them. If a third party fails to comply with these requirements, we generally retain the right to terminate the agreement and to bring a legal action in court or in arbitration. In the event of breach, we may need to enforce our rights under these agreements by resorting to arbitration or litigation. During the period of arbitration or litigation, we may be unable to effectively use, assign or license the relevant intellectual property rights and may be deprived of current or future revenues that are associated with such intellectual property, which could have a material adverse effect on our results of operations and financial condition.
We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
     Many of our employees were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize certain product candidates.
Risks Relating to Manufacturing and Sales of Products
We depend on our collaborators and third-party manufacturers to produce most, if not all, of our product candidates and if these third parties do not successfully manufacture these product candidates our business will be harmed.
     We have no manufacturing experience or manufacturing capabilities for the production of our product candidates for clinical trials or commercial sale. In order to continue to develop product candidates, apply for regulatory approvals, and commercialize our product candidates following approval, we or our collaborators must be able to manufacture or contract with third parties to manufacture our product candidates in clinical and commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner. The manufacture of our product candidates may be complex, difficult to accomplish and difficult to scale-up when large-scale production is required. Manufacture may be subject to delays, inefficiencies and poor or low yields of

19.

quality products. The cost of manufacturing our product candidates may make them prohibitively expensive. If supplies of any of our product candidates or related materials become unavailable on a timely basis or at all or are contaminated or otherwise lost, clinical trials by us and our collaborators could be seriously delayed. This is due to the fact that such materials are time-consuming to manufacture and cannot be readily obtained from third-party sources.
     To the extent that we or our collaborators seek to enter into manufacturing arrangements with third parties, we and such collaborators will depend upon these third parties to perform their obligations in a timely and effective manner and in accordance with government regulations. Contract manufacturers may breach their manufacturing agreements because of factors beyond our control or may terminate or fail to renew a manufacturing agreement based on their own business priorities at a time that is costly or inconvenient for us. If third-party manufacturers fail to perform their obligations, our competitive position and ability to generate revenue may be adversely affected in a number of ways, including:
•	we and our collaborators may not be able to initiate or continue clinical trials of product candidates that are under development;

•	we and our collaborators may be delayed in submitting applications for regulatory approvals for our product candidates; and

•	we and our collaborators may not be able to meet commercial demands for any approved products.
We have no sales, marketing or distribution experience and will depend significantly on third parties who may not successfully sell our product candidates following approval.
     We have no sales, marketing or product distribution experience. If we receive required regulatory approvals to market any of our product candidates, we plan to rely primarily on sales, marketing and distribution arrangements with third parties, including our collaborators. For example, as part of our agreements with MedImmune, Merck Serono, TRACON Pharmaceuticals and Nycomed, we have granted these companies the right to market and distribute products resulting from such collaborations, if any are ever successfully developed. We may have to enter into additional marketing arrangements in the future and we may not be able to enter into these additional arrangements on terms that are favorable to us, if at all. In addition, we may have limited or no control over the sales, marketing and distribution activities of these third parties, and sales through these third parties could be less profitable to us than direct sales. These third parties could sell competing products and may devote insufficient sales efforts to our product candidates following approval. As a result, our future revenues from sales of our product candidates, if any, will be materially dependent upon the success of the efforts of these third parties.
     We may seek to co-promote products with our collaborators, or to independently market products that are not already subject to marketing agreements with other parties. If we determine to perform sales, marketing and distribution functions ourselves, we could face a number of additional risks, including:
•	we may not be able to attract and build a significant and skilled marketing staff or sales force;

•	the cost of establishing a marketing staff or sales force may not be justifiable in light of the revenues generated by any particular product; and

•	our direct sales and marketing efforts may not be successful.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Any statements in this prospectus about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Such forward-looking statements include statements regarding the efficacy, safety and intended utilization of our product candidates, the conduct and results of future clinical trials, plans regarding regulatory filings, future research and clinical trials and plans regarding partnering activities, and our goal of monitoring our internal controls for financial reporting and making modifications as necessary. You can identify these forward-looking statements by the use of words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” or “would.” Among the factors that could cause actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties inherent in our business including, without limitation, the progress and timing of our clinical trials; difficulties or delays in development, testing, obtaining regulatory approval for producing and marketing our products; unexpected adverse side effects or inadequate therapeutic efficacy of our products that could delay or prevent product development or

20.

commercialization, or that could result in recalls or product liability claims; the scope and validity of patent protection for our product candidates; competition from other pharmaceutical or biotechnology companies; our ability to obtain additional financing to support our operations; successful administration of our business and financial reporting capabilities, including the successful remediation of material weaknesses in our internal control our financial reporting and other risks detailed in this prospectus; and other risks detailed in our Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 16, 2007; our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 10, 2007; and the discussions set forth above under the caption “Risk Factors.”
     Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.
USE OF PROCEEDS
     We are registering these shares pursuant to the registration rights granted to the selling stockholders in connection with our June 2007 private placement. We are not selling any securities under this prospectus and will not receive any proceeds from sales of the shares of common stock sold from time to time under this prospectus by the selling stockholders.
     Some of the shares covered by this prospectus are issuable upon exercise of warrants to purchase our common stock. Upon any exercise of the warrants for cash, the selling stockholders would pay us the exercise price of the warrants, which would be used for general corporate purposes. The cash exercise price of the warrants is $3.09 per share of our common stock. Under certain conditions set forth in the warrants, the warrants are exercisable on a cashless basis. If any warrants are exercised on a cashless basis, we would not receive any cash payment from the selling stockholders upon the exercise of these warrants.
     We have agreed to pay all costs, expenses and fees relating to registering the shares of our common stock referenced in this prospectus. The selling stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of such shares of our common stock.
RECENT DEVELOPMENTS
     On June 19, 2007, we entered into a Securities Purchase Agreement with certain institutional and other accredited investors, pursuant to which we agreed to issue to the investors an aggregate of 9,216,709 shares of our common stock (the “Shares”) and warrants to purchase up to 4,608,356 shares of our common stock at an exercise price of $3.09 per share (the “Warrants”), at a purchase price of $2.7525 per unit (with each unit consisting of one Share and a Warrant exercisable for one-half of one Share). The Securities Purchase Agreement contained customary representations and warranties by us and each investor. The Warrants will become exercisable on December 19, 2007 and will remain exercisable for five years thereafter. The exercise price of the warrants is subject to adjustment upon certain transactions, including stock splits, stock dividends, rights offerings at an effective price below the exercise price, pro rata distributions of securities or assets to stockholders, mergers, consolidations, sales of all or substantially all of our assets, tender or exchange offers or reclassifications. The exercise price of the warrants may also be reduced to any amount deemed appropriate by our board of directors. The gross proceeds of the sale of the Shares and Warrants totaled approximately $25.4 million. RBC Capital Markets acted as lead placement agent with respect to the transaction and received an aggregate cash fee equal to approximately $1.4 million, and C.E. Unterberg, Towbin acted as co-placement agent and received an aggregate cash fee equal to approximately $0.4 million.
     Pursuant to the Securities Purchase Agreement and the corresponding Registration Rights Agreement, we agreed to prepare and file with the Securities and Exchange Commission, on or prior to the 30th calendar day following the date of the Registration Rights Agreement (the “Filing Date”), a registration statement (the “Registration Statement”) covering the resale of the Shares as well as the shares of the Company’s common stock underlying the Warrants (the “Warrant Shares”), for an offering to be made on a continuous basis pursuant to Rule 415 promulgated by the SEC pursuant to the Securities Act. Pursuant to the Registration Rights Agreement, we agreed to use our best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof but, in any event, if the Registration Statement does not become subject to review by the SEC, prior to the earlier of (1) the 90th calendar day following the date of the Registration Rights Agreement and (2) the fifth trading day following the date on which we receive notification from the SEC that the Registration Statement will not be reviewed or is no longer subject to further review by the SEC. If the Registration Statement becomes subject to a full review by the SEC, we will be obligated to use our best efforts to cause the Registration Statement to be declared effective prior to the 150th calendar day following the date of the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, we also agreed to use our best efforts to keep the Registration Statement continuously effective under the Securities Act until the earlier of the date on which all of the Shares and Warrant Shares have been sold and the date on which all of the Shares and Warrant Shares can be sold publicly under Rule 144(k) under the Securities Act.

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     Should an Event (as defined below) occur, then upon the occurrence of such Event, and on every monthly anniversary thereof until the applicable Event is cured, we will be required to pay an amount in cash, as liquidated damages and not as a penalty, equal to 1.5% of the purchase price for any unregistered Shares then held (but excluding Warrant Shares); provided, however, that the total amount of such payments (the “Event Payments”) will not exceed 12% of the aggregate purchase price. Any Event Payments would apply on a prorated basis for any portion of a month prior to the cure of an Event. In the event we fail to make Event Payments in a timely manner, such Event Payments would bear interest at the rate of 18% per year (prorated for partial periods) until paid in full. For these purposes, each of the following constitutes an “Event”: (i) the Registration Statement is not filed on or prior to the Filing Date; (ii) we fail to request acceleration of effectiveness as required by the Registration Rights Agreement; (iii) the Registration Statement is not declared effective on or prior to the applicable required effectiveness date described in the preceding paragraph; and (iv) except as provided for in the Registration Rights Agreement, after the Effective Date, a purchaser of the Shares is not permitted to sell such purchaser’s Shares under the Registration Statement for any reason for 10 consecutive calendar days or an aggregate of 15 calendar days in any 12-month period. We also agreed to other customary obligations regarding registration, including matters relating to indemnification, maintenance of the Registration Statement and payment of expenses.
SELLING STOCKHOLDERS
     On June 22, 2007, we issued 9,216,709 shares of common stock and warrants to purchase an additional 4,608,356 shares of common stock in a private placement to institutional and other accredited investors pursuant to a Securities Purchase Agreement. Pursuant to a Registration Rights Agreement related to this private placement, we agreed to file a registration statement of which this prospectus is a part with the Securities and Exchange Commission to register the disposition of the shares of our common stock we issued in the private placement and shares of common stock underlying the exercise of warrants, and to keep the registration statement effective until the earlier of (a) such time as all such shares have been sold by the selling stockholders, or (b) the date upon which all of the shares, and the shares issuable upon the exercise of the warrants, assuming net exercise of the warrants pursuant to the provisions hereof, may be sold publicly under Rule 144(k) of the Securities Act of 1933, as amended.
     The warrants issued to the purchasers in the private placement are exercisable after December 19, 2007 at an exercise price of $3.09 per share, and expire December 19, 2012. Pursuant to conditions set forth in the warrants, the warrants are exercisable under certain circumstances on a cashless basis. If certain changes occur to our capitalization, such as a stock split or stock dividend of the common stock, then the exercise price and number of shares issuable upon exercise of the warrants will be adjusted appropriately.
     We have included the shares issuable upon exercise of the warrants issued in the private placement to the selling stockholders in this prospectus and related registration statement.
     The following table sets forth:
•	the name of each of the selling stockholders;

•	the number of shares of our common stock beneficially owned by each such selling stockholder prior to this offering;

•	the percentage (if one percent or more) of common stock owned by each such selling stockholder prior to this offering;

•	the number of shares of our common stock being offered pursuant to this prospectus;

•	the number of shares of our common stock issuable upon exercise of the warrants issued in the private placement;

•	the number of shares of our common stock owned upon completion of this offering; and

•	the percentage (if one percent or more) of common stock owned by each such selling stockholder after this offering.
     This table is prepared based on information supplied to us by the selling stockholders, and reflects holdings as of July 12, 2007. As used in this prospectus, the term “selling stockholder” includes each of the selling stockholders listed below, and any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, or other non-sale related transfer. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus. Each selling stockholder may sell some, all or none of its shares. The number of shares in the column “Shares of Common Stock Beneficially Owned After Offering” assumes that the selling stockholder sells all of the shares covered by this prospectus. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares. Each of the selling stockholders listed below has certified that (i) it purchased the shares in the ordinary course of business, and (ii) at the time of purchase of the shares to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute such shares.
     Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended. The percentage of shares beneficially owned prior to the offering is based on 40,723,376 shares of our common stock actually outstanding as of July 12, 2007.
     Except as noted in the footnotes to the table below, no selling stockholder has had, within the past three years, any position, office, or material relationship with us or any of our predecessors or affiliates.

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	Shares of Common Stock				Shares of Common Stock
	Beneficially Owned		Number of		Beneficially Owned After
Security Holder	Prior to Offering (1)		Outstanding Shares	Shares Issuable Upon Exercise of	Offering (2)
	Number	Percent	Being Offered	Warrants Being Offered (1)	Number	Percent

Advent Private Equity Fund III ‘B’ Limited Partnership (3)	964,817	2.4%	90,058	45,029	874,759	2.1%
Advent Private Equity Fund III ‘C’ Limited Partnership (3)	269,250	*	25,132	12,566	244,118	*
Advent Private Equity Fund III ‘A’ Limited Partnership (3)	1,969,639	4.8%	183,852	91,926	1,785,787	4.4%
Advent Private Equity Fund III ‘D’ Limited Partnership (3)	529,495	1.3%	49,424	24,712	480,071	1.2%
Advent Private Equity Fund III ‘Affiliates’ Limited Partnership (3)	63,077	*	5,888	2,944	57,189	*
Advent Management III Limited Partnership (3)	19,676	*	1,836	918	17,840	*
Advent Private Equity Fund III GmbH & Co KG (3)	76,227	*	7,116	3,558	69,111	*
Baker Bros. Investments II, L.P. (4)	2,620	*	2,620	1,310	—	*
Baker Biotech Fund I, L.P. (4)	585,122	1.4%	389,824	194,913	195,298	*
Baker Brothers Life Sciences, L.P. (4)	1,573,890	3.9%	1,028,095	514,048	545,795	1.3%
14159, L.P. (4)	50,589	*	32,685	16,341	17,904	*
V2M Life Sciences Fund (5)	72,661	*	72,661	36,331	—	*
Fort Mason Master, LP (6)	682,362	1.7%	682,362	341,181	—	*
Fort Mason Partners, LP (6)	44,250	*	44,250	22,125	—	*
Capital Ventures International (7)	1,089,918	2.7%	1,089,918	544,959	—	*
Iroquois Master Fund Ltd. (8)	145,322	*	145,322	72,661	—	*
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited (9)	726,612	1.8%	726,612	361,306	—	*
Panacea Fund, LLC (10)	363,306	*	363,306	181,653	—	*
NGN BioMed Opportunity I, L.P. (11)	2,139,380	5.2%	527,157	263,579	1,612,223	3.9%
NGN BioMed Opportunity I GmbH & Co Beteiligungs KG (11)	1,546,663	3.7%	381,108	190,554	1,165,555	2.8%
WS Opportunity Fund (QP), L.P. (12)	73,300	*	73,300	36,650	—	*
WS Opportunity Fund, L.P. (12)	77,700	*	77,700	38,850	—	*
WS Opportunity Fund International, Ltd. (12)	121,480	*	121,480	60,740	—	*
Maritime Asset Management LLC (13)	254,314	*	254,314	127,157	—	*
Merlin Nexus II, L.P. (14)	544,959	1.3%	544,959	272,479	—	*
Nexus Gemini, L.P. (15)	544,959	1.3%	544,959	272,479	—	*
Omega Fund III, L.P. (16)	1,634,877	4.0%	1,634,877	817,439	—	*
Hale BioPharma Ventures, LLC (17)	18,165	*	18,165	9,083	—	*
Franklin M. Berger	97,729	*	97,729	48,865	—	*
TOTAL	16,277,659	39.4%	9,216,709	4,608,356	7,060,950	17.1%

*	Represents less than 1%.

(1)	The warrants issued in connection with the June 2007 private placement are not exercisable prior to December 19, 2007 and, accordingly, the shares underlying such warrants have been excluded from the shares of common stock beneficially owned prior to the offering. However, the shares underlying such warrants are being registered for resale hereby.

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(2)	Assumes the sale of all of the shares offered by this prospectus.

(3)	Jerry Benjamin, a member of our board of directors, is a general partner of each of these entities, and as a result, Mr. Benjamin shares voting and dispositive power with respect to the shares held by these entities and disclaims beneficial ownership of the shares in which he has no pecuniary interest. These entities beneficially owned in excess of 5% of our outstanding common stock prior to the June 2007 private placement.

(4)	Julian Baker and Felix Baker share voting and investment control over the securities held by this securityholder.

(5)	Each of J. Misha Petkevich and Dennis McCoy has the power to vote and direct the disposition of the securities held by V2M Life Sciences Fund.

(6)	Fort Mason Capital, LLC serves as the general partner of each of these funds and, in such capacity, exercises sole voting and investment authority with respect to the shares. Daniel German serves as the sole managing member of Fort Mason Capital, LLC. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.

(7)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the securities held by CVI and may be deemed to be the beneficial owner of these securities. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the securities held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the securities. CVI has identified itself as an affiliate of a broker-dealer. This selling securityholder has represented to us that it acquired its securities in the ordinary course of business and, at the time of purchase of the securities, such selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(8)	Joshua Silverman has investment power and voting control over the shares of common stock held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of these securities.

(9)	Jeffrey Putman is the Portfolio Manager of UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited and as such controls the voting and investment power of these shares and thus may be deemed to beneficially own the shares held by UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited. Mr. Putman disclaims beneficial ownership of the shares held by UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited

(10)	William Harris Investors, Inc. is the Manager of Panacea Fund, LLC. Michael S. Resnick, an executive vice-president of William Harris Investors, Inc., Charles Polsky and Fred Houbow, co-Fund Managers of Panacea Fund, LLC, have voting and investment control over the shares of common stock and warrants held by Panacea Fund, LLC but disclaim beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein.

(11)	Peter Johann, Ph.D., a Managing General Partner of NGN Capital LLC, which is the sole general partner of the general partner of NGN BioMed Opportunity I, L.P. and the managing limited partner of NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG, is a member of our board of directors. Dr. Johann disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the named funds.

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(12)	WSV Management, L.L.C. is the general partner of WS Ventures Management, L.P., which is the general partner of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P. and the agent and attorney-in-fact for WS Opportunity Fund International, Ltd. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WS Capital, L.L.C. and WSV Management, L.L.C., and Patrick P. Walker is a principal of WSV Management, L.L.C; and each has the power to vote and direct the disposition of the securities. Each of the above persons expressly disclaims membership in a “group” under Section 13(d) of the Exchange Act with respect to the securities. Each of the above persons expressly disclaims beneficial ownership of the securities, other than to the extent of its pecuniary interest therein.

(13)	Ann L. Evans has the power to vote and direct the disposition of the securities held by Maritime Asset Management LLC.

(14)	Merlin Nexus II LLC is the general partner of Merlin Nexus II, LP and shares voting and dispositive power over these shares with Merlin Nexus II, LP. Dominique Semon, as managing member of Merlin Nexus II LLC, also may be deemed to share voting and dispositive power over these shares. Each of Dominique Semon and Merlin Nexus LLC disclaims beneficial ownership of these shares except to the extent of his or its pecuniary interest.

(15)	Nexus Gemini LLC is the general partner of Nexus Gemini, LP and shares voting and dispositive power over these shares with Nexus Gemini LP. Dominique Semon, as managing member of Nexus Gemini LLC, also may be deemed to share voting and dispositive power over these shares. Each of Dominique Semon and Nexus Gemini LLC disclaims beneficial ownership of these shares except to the extent of his or its pecuniary interest.

(16)	Otello Stampacchia is a member of our board of directors and is sole shareholder of Sigma Holding Limited (“Sigma”), which is the sole shareholder of Omega Fund Management Limited (“Omega Management”), which is the sole shareholder of Omega Fund III G.P., Ltd. (“Omega III GPLtd”), which is the general partner of Omega Fund III GP, L.P., which is the general partner of Omega Fund III, L.P. Connie Helyar and John Luff are directors of each of Omega III GPLtd, Omega Management and Sigma. As a result, Messrs. Stampacchia and Luff and Ms. Helyar share voting and dispositive power with respect to the shares held by Omega Fund III, L.P. and disclaim beneficial ownership of the shares in which he or she has no pecuniary interest.

(17)	David F. Hale, a member of our board of directors, has voting and dispositive power over the securities held by Hale BioPharma Ventures, LLC. Mr. Hale also previously served as our Chief Executive Officer until May 2006.

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PLAN OF DISTRIBUTION
     Each selling stockholder (the “Selling Stockholders”) of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the NASDAQ Global Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.
     The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.
     Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.
     In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

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     The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.
     We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).
LEGAL MATTERS
     The validity of the securities being offered hereby will be passed upon by Cooley Godward Kronish LLP, Reston, Virginia.
EXPERTS
     The consolidated financial statements of Micromet, Inc. appearing in Micromet, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006, and Micromet, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included in its Form 10-K/A, have been audited by Ernst & Young AG, WPG, independent registered public accounting firm, as set forth in their reports thereon (which conclude, among other things, that Micromet, Inc. did not maintain effective internal control over financial reporting as of December 31, 2006, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weaknesses described therein), included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file electronically with the Securities and Exchange Commission our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We make available on or through our website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish it to the SEC. You can also request copies of such documents by contacting our Investor Relations Department at (240) 752-1420 or sending an email to investors@micromet-inc.com. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Micromet. The SEC’s Internet site can be found at http://www.sec.gov.

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     We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including any filings after the date of this prospectus but before the end of any offering made under this prospectus. Except as set forth below, the SEC file number for the documents incorporated by reference in this prospectus is 0-50440. We incorporate by reference the following information that has been filed with the SEC:
•	our current report on Form 8-K filed with the SEC on January 4, 2007;

•	our annual report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 16, 2007, as amended by a Form 10-K/A filed on May 11, 2007;

•	our current report on Form 8-K filed with the SEC on March 20, 2007 (except for the information furnished under Item 2.02 or any related exhibit);

•	our definitive proxy statement for our 2007 annual meeting of stockholders filed with the SEC on April 30, 2007;

•	our current report on Form 8-K filed with the SEC on April 30, 2007;

•	our current report on Form 8-K filed with the SEC on May 9, 2007 (except for the information furnished under Item 2.02 or any related exhibit);

•	our quarterly report on Form 10-Q for the quarterly period ended March 31, 2007 filed with the SEC on May 10, 2007;

•	our current report on Form 8-K filed with the SEC on May 24, 2007;

•	our current report on Form 8-K filed with the SEC on June 4, 2007;

•	our current report on Form 8-K filed with the SEC on June 21, 2007;

•	the description of our common stock contained in our registration statement on Form 8-A registering our common stock under Section 12 of the Exchange Act, filed with the SEC on October 24, 2003, including any amendments or reports filed for the purpose of updating that description; and

•	the description of our Series A Junior Participating Preferred Stock Purchase Rights (the “Rights”) contained in our registration statement on Form 8-A registering the Rights under Section 12 of the Exchange Act, filed with the SEC on November 12, 2004, including any amendments or reports filed for the purpose of updating that description.
     In addition, all filings that we make with the SEC pursuant to the Exchange Act of 1934 after the initial filing date of the registration statement, of which this prospectus forms a part, and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.
     Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

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     We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.
     We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to: Investor Relations, Micromet, Inc., 6707 Democracy Boulevard, Suite 505, Bethesda, Maryland 20817, telephone (240) 752-1420.

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